Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed
                           filed pursuant to Rule 14a-12 promulgated under the
                                  Securities Exchange Act of 1934, as amended.

                                                Subject Company:  Ashland Inc.
                                               Commission File No.:  001-02918

          On March 19, 2004 Ashland Inc. ("Ashland") announced that it signed an agreement under which Ashland will transfer its 38 percent interest in Marathon Ashland Petroleum LLC ("MAP") and two other businesses to Marathon Oil Corporation in a transaction structured to be tax free and valued at approximately $3.0 billion. The two other businesses are Ashland's maleic anhydride business and 61 Valvoline Instant Oil Change ("VIOC") centers in Michigan and northwest Ohio, which are valued at $94 million.

          Under the terms of the agreement, Ashland's shareholders would receive Marathon common stock with a value of $315 million (or approximately $4.50 per Ashland share based on the number of shares currently outstanding). Ashland would receive cash and MAP accounts receivable totaling $2.7 billion. MAP will not make quarterly cash distributions to Ashland and Marathon between now and the closing of the transaction. As a result, the final amount received by Ashland would be increased by an amount equal to 38 percent of the cash accumulated from operations during the period prior to closing. Ashland would use a substantial portion of the transaction proceeds to retire all or most of the company's outstanding debt and certain other financial obligations. After payment of these obligations, Ashland would have a material net cash position.

          The transaction is subject to, among other things, approval by Ashland's shareholders, customary antitrust review, consent from public debt holders and receipt of a favorable private letter ruling from the Internal Revenue Service with respect to the tax treatment of the transaction. There is meaningful risk that the transaction will not receive the favorable ruling from the IRS, in which case the transaction would not proceed. However, Ashland believes it is more likely than not that this transaction will receive a favorable ruling. If these conditions are met, the transaction is expected to close by the end of the 2004 calendar year.

          The agreements listed below relating to the proposed transaction were filed by Ashland under cover of a Current Report on Form 8-K (the "Form 8-K") today and are incorporated by reference into this filing. The foregoing description of the transaction is qualified in its entirety by reference to the terms of those agreements.

     1. Master Agreement dated as of March 18, 2004, among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC (the "Master Agreement") (incorporated by reference to
          Exhibit 2.1 of the Form 8-K).

     2. Tax Matters Agreement dated as of March 18, 2004, among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC (incorporated by reference to Exhibit
          10.1 of the Form 8-K).

     3. Assignment and Assumption Agreement (VIOC Centers) dated as of March 18, 2004, between Ashland Inc. and ATB Holdings Inc (incorporated by reference to Exhibit 10.2 of the Form 8-K).

     4. Assignment and Assumption Agreement (Maleic Business) dated as of March 18, 2004, between Ashland Inc. and ATB Holdings Inc (incorporated by reference to Exhibit 10.3 of the Form 8-K).

     5. Amendment No. 2 dated as of March 18, 2004 to the Amended and Restated Limited Liability Company Agreement dated as of December 31, 1998 of Marathon Ashland Petroleum LLC, by and between Ashland Inc. and Marathon Oil Company (incorporated by reference to Exhibit
          10.4 of the Form 8-K).

          FORWARD-LOOKING STATEMENTS

          This report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K, as amended, for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission ("SEC") and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this report to reflect events or circumstances after the date of this report.

          ADDITIONAL INFORMATION ABOUT THE TRANSACTION

          Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.